SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 24, 2002

Siderca S.A.I.C.
Av. Leandro N. Alem, 1067
Buenos Aires, Argentina (1001)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Siderca´s press release in connection with a financial statement provision made by its affiliate Dalmine S.p.A.

Siderca
Tenaris Group

Press Release

Siderca S.A.I.C. to Reflect Provision made by its Affiliate Dalmine S.p.A.

Nigel Worsnop/Diego Ferrari
Siderca S.A.I.C.
(54) 11 4018-4083
www.siderca.com

Cesar Villavicencio
Citigate Dewe Rogerson
(212) 688-6840

Buenos Aires, May 24, 2002. Siderca S.A.I.C. (New York Stock Exchange: SDT and Buenos Aires Stock Exchange: ERCA), a Tenaris Group company, says that it will reflect, in its financial statements for the current fiscal quarter, the provision made by its affiliate, Dalmine S.p.A., following the first-instance judgment made against Dalmine in the High Court in London relating to a claim brought by BHP Billiton Petroleum Ltd.

Today, Dalmine's Board of Directors approved its financial statements for the fiscal year ended 31 December, 2001, consideration of which had been delayed pending this judgment. In its financial statements, Dalmine constituted a pre-tax provision of 45 million euros which, net of taxes, amounts to 26.9 million euros. As a result, Siderca will register a reduction in the value of its indirect holding in Dalmine in an amount equivalent to 47% of the said net amount.

The provision made by Dalmine does not include allowance for the eventual recovery of any amounts that might eventually be assessed against it pursuant to the separate arbitration proceeding brought by it against Fintecna.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siderca S.A.I.C.

By: ______________________________

Name: Horacio de las Carreras
Title: Secretary of the Board

Dated: May 24, 2002.